August 10, 2009

Jon W. Swets
Chief Financial Officer
Macatawa Bank Corp.
10753 Macatawa Drive
Holland, Michigan 49424

Re: Macatawa Bank Corp.
      Form 10-K for December 31, 2008
      File Number 0-25927

Dear Mr. Swets:

    We have examined your response letter dated July 16, 2009, and have no further comments.

    Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

    Sincerely,

William Friar
Senior Financial Analyst